Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of July, 2007	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___  No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Grupo Radio Centro Reports Second Quarter and First Half 2007 Results

MEXICO CITY, July 25 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2007. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards and have been restated in constant pesos as of June 30, 2007.

Second Quarter Results
Broadcasting revenue for the second quarter of 2007 was Ps. 145,498,000, representing a decrease of 40.5% compared to Ps. 244,518,000 reported for the second quarter of 2006. This decrease was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime last year in connection with the July 2006 presidential and congressional elections.
The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2007 were Ps. 100,808,000, representing a decrease of 21.1% compared to Ps. 127,781,000 reported for the second quarter of 2006. This decrease was primarily due to lower sales commissions to the Company's general sales force as a result of the decrease in broadcasting revenue, a smaller allowance for doubtful accounts than in the second quarter of 2006 (when the Company had a larger-than-usual reserve in connection with receivables that the Company ultimately sold in December 2006) and lower expenses relating to the Company's advertising and marketing campaigns than in the second quarter of 2006, when the political election season impacted the Company's advertising and marketing campaign expenses.
For the second quarter of 2007, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 44,690,000, a 61.7% decline compared to Ps. 116,737,000 reported for the second quarter of 2006. This decrease in broadcasting income was mainly attributable to the aforementioned decrease in broadcasting revenue.
Depreciation and amortization expenses for the second quarter of 2007 were Ps. 8,609,000, a 16.5% increase compared to Ps. 7,392,000 reported for the second quarter of 2006. Depreciation and amortization expenses were lower in the second quarter of 2006 than in the second quarter of 2007 primarily because the Company reduced depreciation and amortization expenses for the second quarter of 2006 to offset excess depreciation and amortization expenses recorded for the first quarter of 2006.
The Company's corporate, general and administrative expenses were Ps. 3,729,000 for the second quarter of 2007, a 7.3% increase compared to Ps. 3,474,000 reported for the second quarter of 2006.
The Company reported operating income of Ps. 32,352,000 for the second quarter of 2007, compared to operating income of Ps. 105,871,000 in the second quarter of 2006. This decrease was due to lower broadcasting revenue in the second quarter of 2007 compared to the second quarter of 2006, as described above.

The Company's comprehensive financing cost for the second quarter of 2007 was Ps. 2,505,000, compared to a comprehensive financing gain of Ps. 2,319,000 reported for the second quarter of 2006. This unfavorable change was mainly due to a loss on foreign currency exchange, net of Ps. 31,000 in the second quarter of 2007, compared to a gain of Ps. 3,785,000 in the second quarter of 2006. This gain in the second quarter of 2006 resulted from the impact of peso appreciation on the Company's US dollar-denominated contingent liability provision. The Company cancelled this provision in June 2006, as described below.
During the second quarter of 2007, other expenses, net were Ps. 9,260,000, a 37.6% decrease compared to Ps. 14,849,000 reported for the second quarter of 2006. This decrease was mainly attributable to lower legal expenses during the second quarter of 2007 compared to the second quarter of 2006.
In the second quarter of 2007, the Company reported income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 20,587,000, a 77.9% decrease compared to Ps. 93,341,000 reported for the second quarter of 2006, mainly as a result of the decrease in broadcasting revenue described above.
For the second quarter of 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 20,587,000, compared to Ps. 349,657,000 for the second quarter of 2006. In addition to higher broadcasting revenue, as described above, the 2006 period benefited from extraordinary income of Ps. 256,316,000, which resulted from the cancellation of the provision for a contingent liability recorded by the Company in 2003 in connection with arbitration proceedings. The Company cancelled the provision in June 2006 after a Mexican court set aside and refused to enforce in Mexico an arbitration award issued against the Company. The status of these arbitration proceedings is discussed below.
The Company recorded provisions for income tax and employee profit sharing of Ps. 4,977,000 for the second quarter of 2007, compared to Ps. 28,517,000 for the second quarter of 2006. This decrease in provisions was primarily due to lower taxable income for the second quarter of 2007 compared to the second quarter of 2006.
As a result of the foregoing, the Company's net income for the second quarter of 2007 was Ps. 15,610,000, compared to net income of Ps. 321,140,000 in the second quarter of 2006.

First Half Results
For the six months ended June 30, 2007, broadcasting revenue was Ps. 270,518,000, representing a 36.9% decrease compared to Ps. 428,388,000 reported for the same period of 2006. The decrease in broadcasting revenue was mainly attributable to a decrease in advertising expenditures by political parties, which purchased more airtime last year in connection with the July 2006 presidential and congressional elections.
The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2007 were Ps. 207,770,000, a 10.3% decrease compared to Ps. 231,657,000 reported for the same period of 2006. This decrease was primarily due to the decrease in sales commissions to the Company's general sales force as a result of the decrease in broadcasting revenue, as well as the smaller allowance for doubtful accounts during the first six months of 2007 compared to the same period of 2006.
Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2007 was Ps. 62,748,000, representing a decrease of 68.1% compared to Ps. 196,731,000 reported for the same period of 2006. This decrease was mainly attributable to the decrease in broadcasting revenue described above.
Depreciation and amortization expenses for the first six months of 2007 were Ps. 17,294,000, a decrease of 6.1% compared to Ps. 18,422,000 reported for the same period of 2006. This decrease resulted from the Company no longer recording depreciation on Company vehicles whose useful lives ended in the second quarter of 2006, which more than offset the increase in depreciation and amortization expenses in the second quarter of 2007 relative to the second quarter of 2006, described above.

The Company's corporate, general and administrative expenses for the first six months of 2007 were Ps. 7,074,000, a slight decrease compared to Ps. 7,239,000 reported for the same period of 2006.
As a result of the foregoing, the Company reported operating income of Ps. 38,380,000 for the first six months of 2007, a 77.6% decrease compared to Ps. 171,070,000 reported for the same period of 2006.
The Company's comprehensive cost of financing for the first six months of 2007 was Ps. 2,009,000, a 73.9% decrease compared to Ps. 7,711,000 reported for the same period of 2006. This favorable change was mainly due to a decrease in interest expense for the first six months of 2007 compared to the same period of 2006 as a result of the Company no longer recording interest on bank debt after paying off the remaining balance of its bank debt in May 2006. The favorable effect of this decrease was partially offset by a loss on net monetary position of Ps. 774,000 for the first six months of 2007, compared to a gain on net monetary position of Ps. 1,327,000 reported for the same period of 2006.
Other expenses, net for the first six months of 2007 were Ps. 19,937,000, a 17.7% decrease compared to Ps. 24,236,000 reported for the same period of 2006. This decrease was mainly attributed to lower legal expenses during the second quarter of 2007 compared to the same period of 2006.
For the first six months of 2007, the Company had income before extraordinary items and provisions for income tax and employee profit sharing of Ps. 16,434,000, an 88.2% decrease compared to Ps. 139,123,000 reported for the same period of 2006, mainly as a result of the decrease in broadcasting revenue described above.
For the first six months of 2007, the Company reported income before provisions for income tax and employee profit sharing of Ps. 16,434,000, compared to Ps. 395,439,000 reported for the same period of 2006. In addition to higher broadcasting revenue, the 2006 period benefited from extraordinary income of Ps. 256,316,000, which resulted from the cancellation in June 2006 of the provision for the contingent liability relating to the arbitration proceedings described below.
The Company recorded provisions for income tax and employee profit sharing of Ps. 3,711,000 for the first six months of 2007, compared to Ps. 38,992,000 for the same period of 2006.
As a result of the foregoing, the Company reported net income of Ps. 12,723,000 for the first half of 2007, compared to net income of  Ps. 356,447,000 for the same period of 2006.

Legal Proceedings
On January 30, 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nacion) asked the Federal District's Thirteenth Circuit Court of Civil Matters to analyze again the procedure and to resolve the case as Indirect Amparo. The Federal District's Thirteenth Circuit Court of Civil Matters' June 2006 decision had ratified a lower court's ruling to set aside a 2004 arbitration award issued against the Company in an arbitration proceeding brought by Infored, S.A. de C.V. ("Infored") and Mr. Jose Gutierrez Vivo. The Company can give no assurance about the outcome of these proceedings or their duration.

Company Description
Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements
This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of June 30, 2007 and 2006
in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	June 30,
	2007		2006
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	4,320	46,941	87,100

Accounts receivable:
Broadcasting, net	16,996	184,684	254,081
Other	515	5,596	8,883
Income taxes recoverable	581	6,311	0
	196,591	262,964	18,092

Prepaid expenses	2,072	22,515	17,676
Total current assets	24,484	266,047	367,740

Property and equipment, net	42,346	460,139	483,817
Deferred charges, net	358	3,895	10,693
Excess of cost over book value of
net assets of subsidiaries, net	74,193	806,194	806,068
Other assets	303	3,288	3,352
Total assets	141,684	1,539,563	1,671,670

LIABILITIES
Current:
Advances from customers	9,218	100,161	66,471
Suppliers and other accounts payable	5,713	62,077	53,700
Taxes payable	2,191	23,813	75,127
Total current liabilities	17,122	186,051	195,298

Long-Term:
Reserve for labor liabilities	4,936	53,636	48,956
Deferred taxes	472	5,134	24,619
Total liabilities	22,530	244,821	268,873

SHAREHOLDERS' EQUITY
Capital stock	101,186	1,099,494	1,220,506
Cumulative earnings	23,073	250,717	239,039
Reserve for repurchase of shares	3,924	42,640	41,303
Cumulative effect of
deferred income taxes	(9,517)	(103,411)	(103,413)
Effects from labor liabilities	(28)	(302)	(265)
Surplus on restatement of capital	455	4,944	4,945
Minority interest	61	660	682
Total shareholders' equity	119,154	1,294,742	1,402,797
Total liabilities and
stockholders' equity	141,684	1,539,563	1,671,670

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8661 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2007.

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2007 and 2006 expressed in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2007 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	2nd Quarter			Accumulated 6 months
	2007		2006	2007		2006
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting
revenue (2)	13,390	145,498	244,518	24,896	270,518	428,388
Broadcasting expenses,
excluding depreciation,
amortization and
corporate expenses	9,277	100,808	127,781	19,121	207,770	231,657
Broadcasting
income	4,113	44,690	116,737	5,775	62,748	196,731

Depreciation and
amortization	792	8,609	7,392	1,592	17,294	18,422
Corporate, general
and administrative
expenses	343	3,729	3,474	651	7,074	7,239
Operating income	2,978	32,352	105,871	3,532	38,380	171,070

Comprehensive financing gain (cost):
Interest expense	(78)	(847)	(879)	(125)	(1,361)	(9,581)
Interest income (2)	(150)	(1,627)	(603)	12	125	510
Gain (loss) on foreign
currency exchange, net	(3)	(31)	3,785	0	1	33
Gain (loss) on net
monetary position	0	0	16	(71)	(774)	1,327
	(2,505)	2,319	(184)	(2,009)	(7,711)	(231)

Other expenses, net	(852)	(9,260)	(14,849)	(1,835)	(19,937)	(24,236)
Income before
extraordinary item
and provisions:	1,895	20,587	93,341	1,513	16,434	139,123

Extraordinary item	0	0	256,316	0	0	256,316
Income before
provisions	1,895	20,587	349,657	1,513	16,434	395,439

Provisions for income
tax & employee profit
sharing	458	4,977	28,517	342	3,711	38,992
Net income	1,437	15,610	321,140	1,171	12,723	356,447

Net income applicable to:
Majority interest	1,437	15,606	321,083	1,170	12,714	356,353
Minority interest	0	4	57	1	9	94
	15,610	321,140	1,171	12,723	356,447	1,437

Net income (loss) per
Series A Share (3)				0.045	0.486	2.588
Net income (loss) per
ADS (3)				0.405	4.374	23.292
Weighted average common
shares outstanding
(000's) (3)					162,592	162,722

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8661 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2007.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2007 and 2006 was Ps. 537,000 and Ps. 1,243,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2007 and 2006 was Ps. 934,000 and Ps. 1,846,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

RI Contacts
In Mexico:
Pedro Beltran/Alfredo Azpeitia
Grupo Radio Centro, S.A.B. de C.V.
Tel (5255) 5728-4800 Ext. 7018
aazpeitia@grc.com.mx

In NY:
Maria Barona/Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690
grc@i-advize.com.mx

SOURCE Grupo Radio Centro, S.A.B. de C.V.
-0-      07/25/2007
/CONTACT: RI Contacts, in Mexico: Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, S.A.B. de C.V., +011-5255-5728-4800, Ext. 7018, aazpeitia@grc.com.mx; or in NY: Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx/
/First Call Analyst: /
/FCMN Contact: PMajeski@I-Advize.com /
/Web site: http://www.radiocentro.com.mx /
(RC)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: July 26, 2007	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer